                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                AMENDMENT NO. 10
                                       TO
                                  SCHEDULE 13G

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
        AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d - 2(b)

                       LONE STAR STEAKHOUSE & SALOON, INC.
                       -----------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    542307103
                                    ---------
                                 (CUSIP Number)

                                DECEMBER 31, 2005
                                -----------------
             (Date of Event which requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

/_/        Rule 13d - 1(b)
/_/        Rule 13d - 1(c)
/X/        Rule 13d - 1(d)

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CUSIP No. 542307103                   13G                     Page 2 of 7 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                        JAMIE B. COULTER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
--------------------------------------------------------------------------------
  NUMBER OF       5       SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,574,032 (1)
  OWNED BY     -----------------------------------------------------------------
   EACH           6       SHARED VOTING POWER
 REPORTING
PERSON WITH                    0 shares
               -----------------------------------------------------------------
                  7       SOLE DISPOSITIVE POWER

                               3,574,032 (1)
               -----------------------------------------------------------------
                  8       SHARED DISPOSITIVE POWER

                               0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                     3,574,032 (1)
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     16.4%
--------------------------------------------------------------------------------
    12          TYPE OF REPORTING PERSON*

                     IN
================================================================================

     (1)  Includes presently exercisable options to purchase 1,178,639 shares of
          Common Stock.  Does not include 177,145 shares held by Intrust Bank as
          Trustee of a Rabbi Trust for Lone Star Steakhouse &  Saloon,  Inc.
          (the  "Company").  Under the terms of the Lone Star  Steakhouse  &
          Saloon,  Inc.  Stock Option  Deferred  Compensation  Plan, Mr. Coulter
          defers receipt of the value of his deferred compensation account until
          30 days after the termination of his employment with the Company.

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CUSIP No. 542307103                   13G                     Page 3 of 7 Pages
----------------------                                     ---------------------

     (2)  Based  on  20,668,226  shares  of  Common  Stock  as  reported  in the
          Company's  Form 10-Q for the  period  ended  September  6, 2005 and an additional 1,178,639 shares of Common Stock issuable upon the exercise of presently exercisable options.

----------------------                                     ---------------------
CUSIP No. 542307103                   13G                     Page 4 of 7 Pages
----------------------                                     ---------------------

ITEM 1(A).     NAME OF ISSUER:

                    Lone Star Steakhouse & Saloon, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    224 E. Douglas, Suite 700, Wichita, Kansas 67202

ITEM 2(A).     NAME OF PERSON FILING:

                    Jamie B. Coulter

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    224 E. Douglas, Suite 700, Wichita, Kansas 67202

ITEM 2(C).     CITIZENSHIP:

                    United States of America

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

                    Common Stock, par value $.01

ITEM 2(E).     CUSIP NUMBER:

                    542307103

ITEM 3.        IF THIS  STATEMENT  IS  FILED  PURSUANT  TO  RULES  13D-1(B),  OR
               13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                    Not Applicable

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CUSIP No. 542307103                   13G                     Page 5 of 7 Pages
----------------------                                     ---------------------

ITEM 4.   OWNERSHIP.

               If the percent of the class owned,  as of December 31 of the year covered by the statement,  or as of the last day of any month  described in Rule
13d-1  (b)(2),  if  applicable,  exceeds  five  percent,  provide the  following information  as of that date and identify those shares which there is a right to acquire.

          (a)  Amount beneficially owned:

               *3,574,032

          (b)  Percent of class:

               **16.4%

          (c)  Number of shares as to which such person has:

               (i)      Sole power to vote or to direct the vote - *3,574,032

               (ii)     Shared power to vote or to direct the vote - None

               (iii)    Sole power to dispose or to direct the  disposition of -
                        *3,574,032

               (iv)     Shared power to dispose or to direct the  disposition of
                        - None

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING  REPORTED ON BY THE PARENT  HOLDING  COMPANY OR CONTROL
          PERSON.

               Not applicable.

------------------------------
* Includes presently  exercisable options to purchase 1,178,639 shares of Common
Stock.  Does not include  177,145  shares  held by Intrust  Bank as Trustee of a
Rabbi Trust for the Company.  Under the terms of the Lone Star Steakhouse  &
Saloon, Inc. Stock Option Deferred Compensation Plan, Mr. Coulter defers receipt of the  value of his  deferred  compensation  account  until 30 days  after  the termination of his employment with the Company.

** Based on 20,668,226  shares of Common Stock as reported in the Company's Form
10-Q for the period ended September 6, 2005 and an additional  1,178,639  shares of Common Stock issuable upon the exercise of presently exercisable options.

----------------------                                     ---------------------
CUSIP No. 542307103                   13G                     Page 6 of 7 Pages
----------------------                                     ---------------------

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.  CERTIFICATION.

               Not applicable.

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CUSIP No. 542307103                   13G                     Page 7 of 7 Pages
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                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                            February 14, 2006
                                            --------------------------
                                               (Date)

                                             /s/ Jamie B. Coulter
                                            --------------------------
                                            (Signature)